UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): June 17, 2025 (June 13, 2025)

AIMFINITY INVESTMENT CORP. I

(Exact name of registrant as specified in its charter)

Cayman Islands	001-41361	N/A
(State or other jurisdiction	(Commission File Number)	(IRS Employer
of incorporation)		Identification Number)

221 W 9th St, PMB 235
Wilmington, Delaware 19801

(Address of principal executive offices)

(425) 365-2933

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act.

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, consisting of one New Unit and one Class 1 redeemable warrant, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMUF	OTC Market Group, Inc.
New Units, consisting of one Class A ordinary share and one-half of one Class 2 redeemable warrant, each full exercisable for one Class A ordinary share at an exercise price of $11.50	AIMTF	OTC Market Group, Inc.
Class 1 redeemable warrants, each exercisable for one Class A ordinary share at an exercise price of $11.50	AIMWF	OTC Market Group, Inc.

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Satisfaction and Discharge of Indebtedness Agreement

On June 13, 2025, Aimfinity Investment Corp. I (“AIMUF” or the “Company”), Docter Inc., a Delaware corporation (“Docter”), Aimfinity Investment Merger Sub I, a Cayman Islands exempted company and wholly-owned subsidiary of AIMUF (“Purchaser”), and Aimfinity Investment Merger Sub II, Inc., a Delaware corporation and wholly-owned subsidiary of Purchaser (“Merger Sub”) entered into agreements for the satisfaction and discharge of indebtedness (each a “Discharge Agreement”, together, the “Discharge Agreements”) with D. Boral Capital LLC (f/k/a EF Hutton LLC, division of Benchmark Investments, LLC, “D. Boral”) and US Tiger Securities, Inc. (“US Tiger”), respectively. D. Boral and US Tiger were the underwriters (collectively, the “Underwriters”) of the initial public offering of AIMUF (“IPO”) and the Discharge Agreements have identical terms and conditions.

Pursuant to the Underwriting Agreement with the Underwriters dated April 25, 2022 (the “Underwriting Agreement”) and the final prospectus dated April 25, 2022 and filed with the SEC on April 26, 2022 (SEC File No. 333-263874, the “Final Prospectus”), in relation to the IPO, upon the completion of an initial business combination, the Underwriters are entitled to a deferred underwriting commission of $2,817,500 (“Deferred Commission”). Now under each of the Discharge Agreements, instead of receiving the full Deferred Commission in cash at the closing of the business combination (the “Closing”) with Docter and other parties thereto, each of D. Boral and US Tiger will accept (1) $80,000 in cash at Closing; and (2) 132,875 ordinary shares of the Purchaser (the “PubCo Ordinary Shares”), par value $0.0001 per share (together with any PubCo Ordinary Shares issuable under the Adjustment Provision (as defined below) the “Compensation Shares”), which when multiplied by the $10.00 per share price agreed to between the parties equals $1,328,750 (the “Original Aggregate Share Value”) and which shall be issued and delivered to each of D. Boral and US Tiger at the Closing (subject to certain Adjustment Provision (as defined below).

The parties also agreed to cause the Purchaser to file a registration statement (the “Registration Statement”) registering the Compensation Shares within 30 days from the Closing and to use commercially reasonable efforts to cause it to be declared effective by the SEC. The parties further agreed that if the volume weighted average price (“VWAP”) of the PubCo Ordinary Shares in aggregate as of the business day prior to the filing of the Registration Statement are less than the Original Aggregate Share Value, then the Company shall compensate each of the Underwriters either in cash or issuing additional PubCo Ordinary Shares (the “Adjustment Provision”), which shall also be registered pursuant to the same Registration Statement, at a new value for the PubCo Ordinary Shares, the (“New Share Price”) in an amount equal to the share price difference (the “Difference in Amount”) between the VWAP  and $10. If the Company decides to compensate the Underwriters for the Difference in Amount by issuing additional PubCo Ordinary Shares, then the New Share Price shall equal an amount that is the lowest of the VWAP for a period of five (5) trading days immediately prior to the initial filing of the Registration Statement.

The Discharge Agreements have no effect unless the business combination between AIMUF and Docter is consummated.

The foregoing description of the Discharge Agreements is in summary form and the complete agreements are attached to this Current Report on Form 8-K as Exhibit 10.1 and Exhibit 10.2, respectively, and incorporated herein by reference.

As previously disclosed in a Form 8-K filed on May 30, 2025, Purchaser entered into a securities purchase agreement, by and between the Purchaser, Inkrock Holding Limited, a British Virgin Islands business company controlled by our CEO and Chairman I-Fa Chang (“Inkrock”), and Mr. Chang, as sole shareholder and director of Inkrock, pursuant to which Mr. Chang agrees to transfer all issued and outstanding shares of Inkrock to Purchaser, in exchange for Purchaser to issue 687,054 ordinary shares, par value $0.0001 of Purchaser, at $10.00 per share (the “Purchase Agreement”).

In addition, we estimate that as of June 30, 2025, the Company will have an aggregate total of approximately US$2.6 million of extension and working capital loan outstanding and Docter will have approximately $0.6 million principal amount promissory notes outstanding. As previously announced by the Company in a Current Report on Form 8-K on April 9, 2025, (1) pursuant to a certain exchange agreement by and among the Company, Purchaser, Docter, and Mr. I-Fa Chang, as the holder of certain promissory notes issued by the Company, Mr. Chang agreed to convert up to $1.5 million of extension loan and working capital loan into units of the Company at $10.00 per unit which will automatically be exchanged for the corresponding PubCo Ordinary Shares and warrants at the Closing and convert all remaining working capital and extension loans outstanding as of Closing to such number of PubCo Ordinary Shares at $10.00 per share at the Closing (which is estimated to be approximately $1.1 million at this time); (2) pursuant to two separate exchange agreements by and among the Purchaser, Docter, Horn Enterprise Co., Ltd. (“Horn Enterprise”), a subsidiary of Docter, and each of Mr. Hsin-Ming Huang, CEO of Docter and Horn Enterprise, and Ms. Yi-Jun Ye, a Taiwanese national, respectively, each of which had previously loaned funds to Docter and/or Horn (the “Docter Note Holders”), the Docter Note Holders agreed to convert all outstanding principal and interest of loans owed by Docter or Horn Enterprise as of the Closing into PubCo Ordinary Shares at $10.00 per share at the Closing.

As disclosed in the registration statement/proxy statement in Form F-4 in connection with the business combination (File Number 333-284658), the combined equity before net adjustments as of June 30, 2024 reflects a shareholder equity of US$4,767,182 assuming no redemption. Applying an estimated monthly burn rate for the period of 12 months from July 1, 2024 to June 30, 2025, the estimated loss for the 12 months from July 1, 2024 to June 30, 2025 would be approximately US$468,375 which resulted in a combined shareholder equity of US$4,298,809 as of June 30, 2025, before applying other adjustments, such as closing transaction expenses and actual redemption. In connection with the business combination, holders of 1,072,957 shares of Class A ordinary shares of the Company exercised redemption rights. In preparing this preliminary pro forma, the Company has given effect to such redemption, the previously announced Purchase Agreement, conversion of the outstanding extension loan and working capital loan of the Company, conversion of the outstanding promissory notes of Docter, and the Discharge Agreements mentioned hereto. The resulting pro forma balance sheet reflects pro forma shareholders’ equity of approximately US$4.02 million as of June 30, 2025.

Item 2.03 Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 3.02 Unregistered Sales of Equity Securities

The information set forth in Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

IMPORTANT NOTICES

As disclosed previously on the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2023, on October 13, 2023, AIMUF entered into that certain Merger Agreement, with Docter, Purchaser, and Merger Sub, pursuant to which AIMUF will complete a business combination with Docter that involves a reincorporation merger and an acquisition merger.

This Current Report on Form 8-K contains certain “forward-looking statements” within the meaning of the Securities Act and the Exchange Act. Statements that are not historical facts, including statements about the proposed transactions described above, and the parties’ perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the proposed transactions, including the anticipated initial enterprise value and post-closing equity value, the benefits of the proposed transaction, integration plans, expected synergies and revenue opportunities, anticipated future financial and operating performance and results, including estimates for growth, the expected management and governance of the combined company, and the expected timing of the proposed transactions. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

Such risks and uncertainties include, but are not limited to: (i) risks related to the expected timing and likelihood of completion of the proposed business combination, including the risk that the transaction may not close due to one or more closing conditions to the transaction not being satisfied or waived, such as regulatory approvals not being obtained, on a timely basis or otherwise, or that a governmental entity prohibited, delayed or refused to grant approval for the consummation of the transaction or required certain conditions, limitations or restrictions in connection with such approvals; (ii) risks related to the ability of AIMUF and Docter to successfully integrate the businesses; (iii) the occurrence of any event, change or other circumstances that could give rise to the termination of the applicable transaction agreements; (iv) the risk that there may be a material adverse change with respect to the financial position, performance, operations or prospects of Docter or AIMUF; (v) risks related to disruption of management time from ongoing business operations due to the proposed transaction; (vi) the risk that any announcements relating to the proposed transaction could have adverse effects on the market price of AIMUF’s securities; (vii) the risk that the proposed transaction and its announcement could have an adverse effect on the ability of Docter to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally; (viii) risks relating to the health monitoring device industry, including but not limited to governmental regulatory and enforcement changes, market competitions, competitive product and pricing activity; and (ix) risks relating to the combined company’s ability to enhance its products and services, execute its business strategy, expand its customer base and maintain stable relationship with its business partners. A further list and description of risks and uncertainties can be found in the prospectus filed with the SEC on April 26, 2022 relating to AIMUF’s initial public offering (File No. 333-263874), the annual report of AIMUF on Form 10-K for the fiscal year ended on December 31, 2024, filed with the SEC on April 15, 2025 (the “Annual Report”), and in the Final Prospectus/proxy statement filed with the SEC on March 6, 2025 relating to the proposed transactions (File No. 333-284658) , and other documents that the parties may file or furnish with the SEC, which you are encouraged to read. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and AIMUF, Docter and their subsidiaries or affiliates undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Additional Information and Where to Find It

In connection with the proposed transactions described herein, Purchaser filed the Final Prospectus with the SEC on March 6, 2025 and AIMUF held an extraordinary general meeting on March 27, 2025 where the business combination was approved by holders of a requisite number of ordinary shares of AIMUF. Shareholders will also be able to obtain a copy of the Final Prospectus without charge from AIMUF. The Final Prospectus may also be obtained without charge at the SEC’s website at www.sec.gov. INVESTORS AND SECURITY HOLDERS OF AIMUF ARE URGED TO READ THESE MATERIALS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTIONS THAT AIMUF WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AIMUF, THE COMPANY AND THE PROPOSED TRANSACTIONS.

Participants in Solicitation

AIMUF, Docter, and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of AIMUF’s shareholders in connection with the proposed transactions described herein. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of AIMUF’s shareholders in connection with the proposed business combination is set forth in the Final Prospectus.

No Offer or Solicitation

This Current Report on Form 8-K is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transactions described herein and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of AIMUF or Docter, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description
10.1	Satisfaction and Discharge of Indebtedness Pursuant to Underwriting Agreement dated February 25, 2022, dated as of June 13, 2025, by and between AIMUF and D. Boral
10.2	Satisfaction and Discharge of Indebtedness Pursuant to Underwriting Agreement dated February 25, 2022, dated as of June 13, 2025, by and between AIMUF and US Tiger.
104	Cover Page Interactive Data File (formatted as Inline XBRL)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AIMFINITY INVESTMENT CORP. I

Date: June 17, 2025	By:	/s/ I-Fa Chang
	Name:	I-Fa Chang
	Title:	Chief Executive Officer